www.linkedin.com/in/jimiversen
(LinkedIn)
www.sen-jam.com (Company)

Top Skills

Mergers
Product Development
Entrepreneur

Publications

Harnessing the Power of Possibility
- Technically, Operationally, &
Financially

Jim Iversen

Innovating Wellness | Co-Founder and CEO at Sen-Jam
Pharmaceutical | 4X Past Exits
Huntington, New York, United States

Summary

Jim is an accomplished entrepreneur and seasoned executive,
passionate about improving the lives of others. Sen-Jam
Pharmaceutical is pursuing novel solutions to COVID-19 therapy,
opioid withdrawal and alcohol hangover, among five other assets
tackling large unmet needs. Jim's mission in co-founding Sen-
Jam has been and remains bettering the lives of others while
embracing new ideas and ways of working. At Sen-Jam, Jim brings
a remarkable resourcefulness that helps reframe and manifest
new ways of partnering and producing value. With 25 international
patents and patents pending, Sen-Jam is poised for global success.
The US market opportunity for Sen-Jam's pipeline is over $17
billion. Jim drives excellence in all aspects of development and
commercialization with strategic partners aligned to his worldwide
vision.

With deep and wide experience driving business success, Jim
synthesizes his expertise in building companies with an ability to
push the boundaries of new ways of thinking and operating. Jim has
an uncanny knack for enabling growth trajectories that matter to both
the companies he shepherds and the people he engages with. Jim's
talent as a driving force in any start-up or established enterprise has
been to touch, move and inspire all of the stakeholders towards a
common goal. This kind of galvanizing ability generates tremendous
value and accelerates uncommon efficiencies on the road to
success. Jim's recent engagements have included working with
CEOs and COOs of Supply Chain, BioTech, Technology, Energy &
Financial Services Companies on sharpening cultural and strategic
alignment in many powerful ways.

The consummate charismatic leader, Jim approaches every situation
with an open-minded, listen and learn attitude. Jim believes in open
and honest communication and as a result, he consistently inspires
deep and trustworthy relationships that helps executives identify

and move beyond obstacles and access greater achievements. Jim excels at defining what is possible (Vision), building the roadmap to success (Strategy), and anchoring the team through trust to execute flawlessly with a precision process he has fine-tuned over many years of success.

Jim holds a BS in Mechanical Engineering from New Jersey Institute of Technology, and Diplomas from New York University in Systems Analysis and Investment Banking. He has attended numerous executive level course in Leadership, Finance, Strategy and Mergers and Acquisitions at Columbia and Harvard Universities. He has been an active member of the Young President's Organization for 25 years.

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Experience

Sen-Jam Pharmaceutical
Co-Founder CEO
June 2016 - Present (7 years 1 month)
Reimagining Healthcare through Innovation!

Sen-Jam is a catalyst for change. Our goal is to create value by finding novel Pharmaceutical solutions for large, unmet needs while forging licensing agreements and/or sale of our products to like-minded agents of positive change – companies and innovators that want to make the world a better place. We are currently collaborating with several great partners and welcome conversations to explore possibilities with new ones.

Sen-Jam innovates to eliminate many painful side effects. Whether they come from medicine or everyday living. We have an oral COVID-19 therapy that is currently in clinical trials. Our Exulta® product line is based on Opioid Free Pain Relief with GI Protection for Extended Use.

We currently have Eight (8) Assets under development and our goal is to sell or license all of our assets by 2023.

M&I Strategic Partners
Chairman of the Board
June 2010 - March 2019 (8 years 10 months)

M&I Strategic Partners is a holding company of businesses that provide software solutions for improving distribution. M&I Strategic Partners acquired AL Systems, a provider of integrated software solutions that improve the flow of merchandise through distribution centers, and Mincron Software Solutions, a provider Enterprise Resource Planning and Warehouse Management Solutions to industrial wholesale distributors.

Accomplishments:
• Increased the companies Revenue & EBITDA Growth
• Lead the Leadership Team through a New Product & Technology Development Strategic Session resulting in the enhancement of core products and new product development initiatives.
• Developed and Implemented Sales & Operations controls to improve internal efficiency and visibility
• Supported Marketing initiatives around Knowledge Conferences and Webinars
• Communicated to Clients "State of the Union" and New Product & Technology Roadmap

JMI Capital Group LLC
CEO
August 2010 - December 2015 (5 years 5 months)

The JMI Capital Group works with individuals and executive teams to create alignment between individual skill sets and company goals. When executive team alignment is realized, leadership becomes a driving force for achieving common goals, creating job satisfaction, and enhancing shareholder value. JMI Capital Group is recognized for its engagement with leadership and executive teams of supply chain, technology, energy, and financial services companies on strategic advisory and strategic alternative initiatives.

W&H Systems
Strategic Advisor/Board Member
November 2012 - November 2015 (3 years 1 month)
Carlstadt, NJ

Northern Reliability
President & CEO
June 2013 - February 2014 (9 months)
Waitsfield, Vt

Northern Reliability specializes in the Design & Build of On-Grid and Off-Grid Distributed Generation Solutions. Became involved in the company shortly after a Capital raise. Focused on Strategic Direction, Tactical Execution, Organization, and Operating & Financial Controls.

Accomplishments:
• Developed Strategic Direction and Implemented Sales, Operational, and Financial Procedures & Controls for alignment
• Provided Organizational Leadership for EBITDA improvement
• Participated in the development of a Web based Performance Monitoring/ Load Management System
• Structured and led Board of Director meetings

Horizon Foods
CEO
2007 - 2010 (3 years)

Horizon Foods is a direct-to-consumer premium food products company. Became involved in the company to lead a turnaround; placed particular focus on strategic direction, tactical execution, organization, and operating and financial controls.

Accomplishments:
•Restructured the company reducing Operating Expenses by Greater then $4mm
•Built a new Leadership Team with a focus around being Agents of Change
•Led the leadership team through a Strategic Repositioning of the Company with Visioning; Core Values, Purpose, & Mission, Territories & Route Planning, New Product merchandising, New Compensation plan, Text Based Loyalty Program, Community Activism, Strategic Alliances, and new tools to manage the business
•Developed Strategic Partnership with Omaha Steaks
•Launched OmahaSteaksHomeDelivery.com
•Developed Internal Operating & Finance Controls

AL Systems
CEO
1997 - 2007 (10 years)

AL Systems provides integrated software solutions that improve the flow of merchandise through distribution centers. The company develops and sells systems software to support and optimize merchandise distribution operations predominately for the retail industry. This includes automated paperless picking and packing solutions, cross docking solutions, high-volume manifesting and automated sortation and conveyor control solutions, to major retailers and retail vendors.

Accomplishments:
•Acquired and turned the company around in 1997
•Built an independent Leadership Team
•Participated in the Vision, Strategic direction, and aligned staff to achieve short and long-term goals of the company
•Grew the Company from an annual sales volume of $1mm to $8mm
•Built sales, operational, organizational, and financial controls into the fabric of the company to sustain growth and profitability.
•Successfully sold and exited the company in 2007, CAGR% ~23%

W&H Systems
CEO
1988 - 2007 (19 years)

W&H Systems is a Material Handling Systems Integrator that specializes in the Designing and Building of automated distribution systems.   The company provides space and personnel productivity improvement thru the use of automation.

Accomplishments:
•Built out Leadership Team
•Developed Vision, Strategic direction, and aligned staff to achieve short and long-term goals of the company
•Grew the Company from an annual sales volume of $8mm to $50mm, sales/ employee from $135m to $500m, and EBITDA/employee from <0> to $50m
•Built sales, operational, organizational, and financial controls into the fabric of the company to sustain growth and profitability.
•Successfully sold and exited the company in 2007, CAGR% ~ 19%

Kauffman Foundation
Board Member of KCEL
1998 - 2001 (3 years)

Member of the Board of Directors

Symorex
Board of Directors

1993 - 2000 (7 years)

Symorex is a Manufacturer/Wholesaler of industrial equipment & supplies including conveying equipment, sortation systems, AGV monorail transporters, relay and industrial controls.

Accomplishments
•Provided Board Oversight & Strategic Direction
•Provided equity & debt investments
•Lead two(2) private placements
•Added in the Commercialization of products
•Successfully exited in 2001, CAGR% ~ 24%

New Jersey Institute of Technology
Computer Science Advisory Board
January 1990 - December 1996 (7 years)

Education

NJIT
BS Engineering, Mechanical Engineering, Computer Science

NYU
Systems Analysis, Investment Banking

Columbia University - Columbia Business School
Various courses in leadership, finance, strategy, and mergers & acquisitions

Harvard University
Various courses in leadership, finance, strategy, and mergers & acquisitions

Wholebeing Institute
Certificate in Positive Psychology, Positive Psychology · (2015 - 2016)